

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 24, 2016

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois   60603

Re: RiverNorth Marketplace Lending Corporation (the "Fund")
        Pre-effective Amendment No. 3 to Registration Statement on Form N-2
        File Nos. 333-204886; 811-23067

Dear Mr. Draney:

Based on our review of the filing referenced above that was made on January 28, 2016, and on our conversations with representatives of the Fund subsequent to the date of that filing, we have the following comments. Whenever a comment is made in one location of the filing, it is considered applicable to all similar disclosure appearing therein. All defined terms have the meanings ascribed to them in the prospectus. All page references are to the blacklined version of the prospectus and statement of additional information.

Prospectus

Outside Front Cover

The disclosure under "Investment Strategies and Policies" states that the Fund will not invest greater than 45% of its Managed Assets in the securities of, or loans originated by, any single platform. In your response letter, please confirm that the Fund understands that the platform is an issuer and that if the Fund invests 45% or more of its assets in loans issued by a single platform, then the platform will be considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933 Act. Also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a platform, or if a platform were considered a co-issuer with the Fund, the registration statement would need to contain all required disclosure regarding that platform, and that platform would need to execute the registration statement as an issuer and would have issuer liability under the Securities Act of 1933 Act for the disclosure contained in the registration statement.

Please revise the disclosure to clarify whether all references to "any single platform" include any group of related platforms.

You have indicated to the staff that the Fund does not intend to invest in Marketplace Loans originated by lending platforms based outside the United States or made to non-U.S. borrowers. Please revise the disclosure accordingly.

Please disclose that the Fund may not invest in loans that are of subprime quality at the time of investment. As previously discussed and agreed to with the staff, please disclose in the prospectus summary that the Fund defines "subprime quality" as a consumer loan to an individual borrower with a FICO score of below 640. Also, disclose how the Adviser will determine whether non-consumer loans purchased by the Fund are of subprime quality at the time of investment.

Please add the phrase "or who may need the money they invest in a specified timeframe" at the end of the last sentence of the first bullet point.

The second bullet should instead be presented at the end of the bullet point presentation.

The first sentence of the fourth bullet should be revised to state that "substantially all of the Marketplace Loans in which the Fund invests will not be guaranteed or insured by a third party."

The first sentence of the seventh bullet should be revised to state that, "although the Fund is not permitted to invest in loans that are of subprime quality at the time of investment, an investment in the Fund's Shares should be considered speculative and involving a high degree of risk, including the risk of loss of investment."

Non-Listed Closed-End Fund (page -iii-)

Amplify the disclosure to clarify that the occurrence of a Liquidity Event does not protect investors from losses on investing in Shares of the Fund.

Investment Philosophy and Process (page 2)

Disclose what initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed. For example, we would expect that the Fund will receive historical and ongoing loan tapes for all types of loans in which it invests. If the Fund invests in a platform's grade A3 loans, the Fund should receive the historical and ongoing loan tapes for all of the platform's grade A3 loans.

Revise the fourth paragraph to clarify that the Fund will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

- In this regard, we note that "completeness and accuracy" are the financial statement assertions relevant to the integrity of the data utilized to account for the loans. Completeness is the assertion that all business events to which the company was subjected were recorded (*i.e.*, all relevant loan data for all loans purchased is included) and accuracy is the assertion that the full amounts of all transactions were recorded without error (*i.e.*, all relevant loan data for all loans purchased is correct).

Expand the first sentence of the last paragraph to disclose the Fund's dependence on the platforms to collect, verify and provide information to the Fund about each loan and borrower.

Marketplace Loans and Pass-Through Notes (page 6)

Expand the disclose contained in the penultimate sentence of this section to state that a secondary market for the Marketplace Loans does not currently exist and that no market for the Marketplace Loans may develop in the future.

Structural and Market-Related Risks (page 8)

Please provide a risk factor highlighting the recent events materially impacting the peer-to-peer lending industry.

Platform Concentration Risk (page 15)

Disclose what the Fund intends to do if a platform were to cease to exist or become unable to perform its servicing functions. For example, the Fund could disclose, if true, that it intends to engage a backup servicer to assume responsibility for servicing the loans.

Highlight the fact that the Fund materially depends on the platforms for loan data, origination, sourcing and servicing.

In your response letter, undertake to update the Fund's prospectus throughout the continuous offering of the Fund's securities, and to include in the Fund's periodic reports, the following disclosure: the name of each platform through which the Fund invests greater than 25% of its assets, a description of the platform and a discussion of any unique risks that the platform presents. Also undertake to disclose in the management's discussion of Fund performance, and as a substitute for the required disclosure pertaining to the ten largest securities holdings of the Fund, the ten largest platforms in which the Fund invests.

Treatment of Marketplace Lending Instruments… (page 17)

Add disclosure to clarify that, in the SEC's view, the purchase of whole loans through a lending platform involves the purchase of "securities" under the Securities Act of 1933, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities. In this regard, also revise the last sentence of this section to highlight, instead, the risk in the event that the whole loans are not treated as securities.

<u>Summary of Fund Expenses</u> (page 19)

Please revise the penultimate sentence of footnote (5) to state that any recovery by the Adviser of expenses reimbursed is permissible only to the extent that the amount of any recovery, taken together with the fees and expenses of the Fund at the time of recovery, will not exceed **the lesser of** (1) the expense cap in effect at the time the expenses were reimbursed, and (2) the expense cap in effect at the time the recovery is sought.

<u>Use of Leverage</u> (page 26)

Disclose whether the Fund intends to issue preferred stock during the next twelve months. If so, also expand the Fund's fee table presentation to reflect the costs of issuing and servicing preferred stock.

<u>Plan of Distribution</u>   (page 44)

In your response letter, please discuss the Fund's plan for distributing its Shares; for example, whether the Shares will only be sold through certain channels and, if so, which channels? Has the Fund considered adopting any suitability or eligibility requirements for prospective investors?

<u>Determination of Net Asset Value</u> (page 47)

Disclose that the Fund will only invest through platforms that have committed in writing to provide the Fund with individual loan level data that is updated at least as frequently as the Fund calculates its net asset value.

Expand the disclosure contained in this section, as well as in the valuation policy footnote to the Fund's financial statements, to clarify that the Fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as the Fund calculates its net asset value.

- In this regard, we note that the Fund should receive individual loan level data that enables the Fund to value each loan individually. This would include information sufficient to evaluate the initial credit quality of the borrower and assess any changes on an ongoing basis. For example, when initially investing in individual consumer loans, the Fund should receive the borrower's FICO or other credit score and payment history. For ongoing valuation purposes, the Fund should receive the borrower's most up-to-date FICO or other credit score and whether the borrower is current on all payments. When investing in small business loans, the Fund should receive the small business's financial statements and tax returns and, if a personal guarantee exists, the guarantor's FICO or other credit score, and payment history. We would also accept other types of information in lieu of the above examples, provided that the information would permit the Fund to evaluate the borrower's credit quality. For example, if a platform received a small business's day-to-day sales data in lieu of the business's financial statements and tax returns, we think the day-to-day sales data would be sufficient to permit the Fund to evaluate the borrower's credit quality.

Disclose that the Fund will not invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans.

- In this regard, we note that "completeness and accuracy" are the financial statement assertions relevant to the integrity of the data utilized to account for the loans. Completeness is the assertion that all business events to which the company was subjected were recorded (*i.e.*, all relevant loan data for all loans purchased is included) and accuracy is the assertion that the full amounts of all transactions were recorded without error (*i.e.*, all relevant loan data for all loans purchased is correct).

In your response letter, please confirm that the Fund's financial statements will classify the loans in which the Fund invests as Level 3 in the fair value hierarchy based on the valuation methodology. Also confirm that it will characterize the loans as illiquid.

Custodians and Transfer Agent (page 58)

Disclose that the Fund's qualified custodian will receive evidence that the Fund owns the loan and will have the ability to enforce the loan. This should include disclosure on what the custodian receives as evidence for each of the different types of loans that it will purchase. For example, the Fund's custodian should receive an executed loan package, which could consist of either a note or a loan agreement and a note, along with an instrument of assignment executed by the platform. The custodian should also receive personally identifying information about the borrower to enable the custodian to enforce the loan directly against the borrower.

Statement of Additional Information

Investment Restrictions (page 1)

Please disclose that, as a matter of fundamental policy, the Fund also may not:

invest in loans that are of subprime quality at the time of investment, as determined by the Adviser pursuant to guidelines approved by the Board of Directors.

Subprime Borrower Risk (page 5)

Please revise this section to reflect the Fund's investment policies.

Financial Statements

In your response letter, please confirm that the Fund's schedule of investments will disclose the names of the platforms issuing each loan in the Fund's schedule of investments. Because the platform issuing each loan is the issuer of the security, the name of the platform issuing each loan must be included in the Fund's schedule of investments. Regulation S-X 210.12-12 requires "name of issuer" to be included in column A.

Signatures

The registration statement must also be signed by the registrant's comptroller or principal accounting officer. In this regard, any signatory who occupies more than one of the positions specified by section 6(a) of the Securities Act of 1933 shall indicate each capacity in which he or she signs the registration statement.

Closing

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel